

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

<u>Via E-Mail</u>
Aaron Levie
Chief Executive Officer
Box, Inc.
4440 El Camino Real
Los Altos, CA 94022

> **Re: Box, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 3, 2014**
> **CIK No. 0001372612**

Dear Mr. Levie:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

3.   On pages 1, 74 and 77 you disclose that 40% of your "active users" access Box via a mobile device. Please revise to clarify how you define an "active user" and disclose how many of your "registered users" are active users.

The Offering, page 8

4.   Please quantify the number of Class B common stock shares that may be issuable after the offering due to the conversion or exercise of shares of preferred stock, warrants, or options outstanding and will not be automatically converted upon close.

Summary Consolidated Financial Data, page 11

5.   We note on page 35 that you may use a portion of the net proceeds received in the offering to repay outstanding borrowings. Please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to repay a portion of your outstanding debt. Please ensure that you include footnote disclosure related to your pro forma information that clearly supports the calculations of both the numerator and denominator used in computing pro forma earnings per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X. Also, please revise your disclosures on page 40 and throughout the filing to disclose the amount of proceeds that will be used to repay outstanding borrowings.

Risk Factors

Actual or perceived security vulnerabilities in our services …, page 16

6.   On page 17, you disclose that some of your contracts require you to indemnify your customers for damages related to security breaches. Please revise to clarify the scope of your potential liability and whether you have any insurance for such claims. We note that on page 24 you only reference an errors and omissions insurance policy.

Market and Industry Data, page 39

7.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 39, and cross-reference throughout your prospectus, from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

8.   Please clarify whether any of the reports cited on page 39 were commissioned on your behalf or for the offering.

Use of Proceeds, page 40

9.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 5-6 and 80-81 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 49

10.   On page 50, you disclose that you have more than 23 million registered users across 200,000 organizations, and 30,000 paying organizations. Further, you disclose on page 74 that your registered users represent employees from 99% of the Fortune 500 companies, 40% of which are paying business customers. Also, you disclose 20% of the "[Forbes] Global 2000 companies" are paying business customers. These figures appear to imply that you have significant penetration in enterprise-level business. However, it is not clear whether "paying business customers" refer to individual employees or small groups of employees at larger organizations or enterprise-wide contracts that involve large numbers of employees. Accordingly, it is difficult to determine whether the sources of your revenue are materially derived from individuals, small businesses, and small accounts at large organizations or whether your direct or indirect sales staffs have been successful in generating material amounts of revenue from large organizations by means of enterprise-wide contracts with corporate information technology departments. Please revise to disclose the amount of revenues generated from your different levels categories of customers, including enterprise-wide, large organizations.

11.   Similarly, while you disclose that you have 23 million registered users, it is not clear how many of these registered users are free users, individual subscribers, small business

subscribers or enterprise-wide subscriptions that encompass a large amount of users under a single contract. Please revise to provide such details and advise us whether these figures and active registered users are key metrics used by management to evaluate your business.

12.   We note your disclosure that your platform is available in 14 languages and you have opened sales offices in the United Kingdom, Germany, and Japan. Please provide an expanded quantitative discussion regarding your global sales to provide context for your briefly described trend of expanded global sales.

Key Business Metrics, page 51

13.   Since part of your business model is based on growing your free user base and converting them to paying subscribers, please advise us whether the rate of conversion from free to paying subscribers, or similar metric, is a key metric used by your management to evaluate your business.

14.   Since it appears you bundle cloud-based storage with both your free and paid accounts, please advise us whether any storage-based usage measures are key metrics used by management to evaluate your business.

15.   We note that you did not disclose the billing growth rate for the 9 months ended October 31, 2012 as the information is not meaningful due to the fiscal period change. Please tell us your basis for this conclusion.

Results of Operations, page 55

16.   You attribute the increase in sales and marketing, research and development, and general administrative expenses, in part, to the increase in headcount or personnel. Please revise to provide specific headcount figures for the periods presented.

Liquidity and Capital Resources, page 60

17.   Please identify the lender of your $100 million two-year credit facility and file your credit agreement as an exhibit, pursuant to Item 601(b)(4) of Regulation S-K.

Letter From Aaron Levie, Co-Founder, and Chairman and CEO, page 72

18.   Please tell us whether the entities referenced in the letter, such as Bechtel, Schneider Electric and The Gap are existing customers and clarify whether your relationships with these entities are on an enterprise level.

Business

The Box Solution, page 76

19.   Please revise to include a brief discussion of your plans and pricing for your different types of customers. Your website at https://www.box.com/pricing/ indicates that you primarily offer set packages with firm pricing based on the number of users and the amount of storage.

20.   Please discuss where appropriate the role of availability and volume of cloud-based storage in your marketing activities and your competitive position. Also, clarify whether you offer any software or applications that are not bundled with your cloud-based storage services.

Case Studies, page 88

21.   Please revise to provide the dates of when your clients first adopted your platform on an enterprise level and the periods measured in the statistics cited, such as the number of client employee users and amount of savings. With respect to the amounts saved, please revise to clarify how this figure was determined.

Technology and Operations, page 89

22.   Please revise to provide more detail of your third-party co-location datacenters, including capacity and a description of any material terms of your respective agreements. Please file your third-party data center agreements as an agreement pursuant to Item 601(b)(10) of Regulation S-K or advise us why you believe your business is not substantially dependent on them.

23.   In addition, please describe your company-owned data centers in more detail, as your description of your leased property on page 96 references "business operations" instead of specific any data centers. Please consider disclosing whether you anticipate the need to acquire additional storage space to continue your current growth rate.

Partnerships and Strategic Relationships, page 92

24.   Please revise to clarify whether you generate a material amount of revenue through any partnership or strategic relationship described on page 92 or though such third-party vehicles in aggregate.

Customer Success, page 93

25.   On page 73, your CEO indicates that you provide your customers "with the greatest care
        and attention, delivering Zappos-like fanatical support." Please revise this section to
        describe your customer support function in a readily understandable manner and discuss
        the level of customer support that you provide to different types of customers, from free
        personal accounts to enterprise customers. It is unclear what type of customers you are
        referring to as "standard support users" and what the differences exist between the
        standard and premium support packages. Provide quantitative context concerning the
        extent to which your customers are premium support subscribers.

Management, page 97

26.   Please revise to clarify the scope of Mr.Levie's studies in business at the Marshall School
        of Business at the University of Southern California**.**

Board of Directors, page 99

27.   On page 115, you describe a voting agreement which will expire upon the close of the
        offering, but involved an agreement as to the election of directors. Please briefly describe
        the impact of the voting agreement on the current composition of the board.

28.   Please tell us whether you will satisfy the conditions of the New York Stock Exchange's
        controlled company exemptions and whether you plan to rely on those provisions in the
        future. Please also explain whether you believe a risk factor to discuss the availability of
        the controlled company exemptions and its effects on your corporate governance is
        necessary.

Compensation Committee Interlocks and Insider Participation, pgae 102

29.   We note that your compensation committee members Messrs. Stein and O'Driscoll are
        affiliates of Draper Fisher Jurvetson and Scale Venture Partners, respectively. Please
        either revise this section to disclose any related party transactions involving your
        compensation committee members and/or their affiliates or provide an appropriate cross-
        reference to the relevant related party transactions on pages 112 through 117. Please
        refer to Item 407(e)(4)(iv) of Regulation S-K for further guidance.

Certain Relationships and Related Party Transactions, page 112

30.   Please identify the related parties subject to the scope of Item 404(a) of Regulation S-K
        for your Investors' Rights Agreement, Right of First Refusal and Voting Agreement.

Description of Capital Stock, page 121

31.   Expand your discussion of the conversion features to describe the transfers of Class B
        shares (in addition to transfers for tax and estate planning purposes) that will not trigger
        the automatic conversion of those shares into Class A common stock. In particular,
        please clarify whether transfers to affiliates would result in an automatic conversion.

32.   Please attribute the legal conclusion that your Class A and Class B common stock will be
        fully paid and non-assessable to a named counsel or remove the statement.

33.   We note your disclosure on page 136 that "Morgan Stanley & Co. LLC, Credit Suisse
        Securities (USA) LLC and J.P. Morgan Securities LLC, in their sole discretion, may
        release our Class A common stock or Class B common stock and other securities subject
        to the lock-up agreements described above in whole or in part at any time with or without
        notice." Please clarify how this statement is consistent with FINRA Rule 5131's
        requirement that the lead book-running manager must notify both the issuer and
        announce the impending release of the lock-up restrictions through a major news source.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

34.   We note your disclosure on page F-12 that the pro forma consolidated balance sheet
        reflects the reclassification of the redeemable convertible preferred stock warrant liability
        to additional paid-in-capital. However, the column labeled "Pro Forma Stockholders'
        Equity [as of] October 31, 2013" appears to only reflect the impact on stockholder's
        equity and does not reflect the impact on liabilities. Please advise.

Notes to Consolidated Financial statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-13

35.   We note from your disclosure on page 52 that premier support revenue is recognized
        ratably over the contract term. Please revise your disclosure to include this information
        in the Notes to Consolidated Financial Statements. We also note that your arrangements
        can include multiple-elements which may consist of some or all of subscription services,
        premier support, and professional services. Please revise your disclosure to state whether
        premier support qualifies as a separate unit of accounting and the basis and reasons for
        your conclusion. Also, please disclose the significant factors, inputs, assumptions, and
        methods used to determine the relative selling price for premier support. Please note that

similar concerns apply to your disclosure on page 63 under Critical Accounting Policies and Estimates.

Recent Sales of Unregistered Securities, page II-2

36. To the extent not currently provided, please disclose the consideration received in connection with the issuances of warrants and shares issued for acquisitions described on pages II-2 and II-3.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati